UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

THE KNOT, INC.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

499184109
 (CUSIP Number)

December 31, 2009
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[    ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499184109
_____________________________________________________________________________

1.   Name of Reporting Persons.

     Macy's Corporate Services, Inc. (f/k/a Federated Corporate Services, Inc.)

     I.R.S. Identification Nos. of above reporting persons (entities only).

     20-0307941

_____________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) _________
     (b) _________

_____________________________________________________________________________

3.   SEC Use Only

_____________________________________________________________________________

4.   Citizenship or Place of Organization       DELAWARE

_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power:   None

6.  Shared Voting Power:   3,671,526

7.  Sole Dispositive Power:   None

8.  Shared Dispositive Power:   3,671,526

_____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,671,526

_____________________________________________________________________________

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

_____________________________________________________________________________

11.   Percent of Class Represented by Amount in Row (9)        10.9%

_____________________________________________________________________________

CUSIP No. 499184109

12.   Type of Reporting Person (See Instructions)        CO

_____________________________________________________________________________

Item 1.

     (a)  Name of Issuer:          The Knot, Inc.

     (b)  Address of Principal Business Office or, if none, Residence:

                                   462 Broadway, 6th Floor
                                   New York, NY 10013

Item 2.

     (a)  Name of Person Filing:   Macy's Corporate Services, Inc. (f/k/a Federated Corporate Services, Inc.)

     (b)  Address of Principal Business Office, or, if none, Residence:

                                   7 West Seventh Street
                                   Cincinnati, OH 45202

     (c)  Citizenship:     Delaware Corporation - U.S.A.

     (d)  Title of Class of Securities:   Common Stock

     (e)  CUSIP Number:    499184109

Item 3.  The person filing this Schedule 13G is an:

     (a)  [  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d)  [  ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  [  ]  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

     (f)  [  ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g)  [  ]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h)  [  ]  A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [  ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 499184109

Item 4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    3,671,526 shares of common stock
     (b)  Percent of class:   10.9%
     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  none
          (ii)  Shared power to vote or to direct the vote:   3,671,526
          (iii) Sole power to dispose or to direct the disposition of:  none
          (iv)  Shared power to dispose or to direct the disposition of:   3,671,526

Item 5.  Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

    Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

On June 1, 2007, Federated Department Stores, Inc. changed its name to Macy's, Inc. and, simultaneously, the subsidiaries of Macy's, Inc. also changed their name.  Federated Corporate Services, Inc. changed its name to Macy's Corporate Services, Inc. and Federated Retail Holdings, Inc. changed its name to Macy's Retail Holdings, Inc.

The securities are owned by Macy's Corporate Services, Inc., a Delaware corporation, which is a wholly owned subsidiary of Macy's Retail Holdings, Inc. ("MRHI", f/k/a The May Department Stores Company, a New York corporation).  MRHI is a wholly owned subsidiary of Macy's, Inc. (f/k/a Federated Department Stores, Inc. ("Macy's").

Prior to its acquisition by Macy's, The May Department Stores Company, a Delaware corporation ("May") owned 3,575,747 shares of The Knot, Inc. in the name of MRHI.  Following the acquisition of May, Macy's transferred ownership of these shares from MRHI to Macy's Corporate Services.

Macy's acquired an additional 95,779 shares of The Knot, Inc., registered in the name of its subsidiary, Macy's Corporate Services, Inc., via the merger of WeddingChannel.com, Inc. with The Knot, Inc.

Item 8.  Identification and Classification of Members of the Group.

          Not applicable.

CUSIP No. 499184109

Item 9.  Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010                                           Macy's Corporate Services, Inc.

                                                                                       By:  /s/ Dennis J. Broderick
                                                                                       Dennis J. Broderick
                                                                                       President